Exhibit 99.2

Annual Audited

Consolidated

Financial Statements

(Prepared in accordance with International

Financial Reporting Standards)

Management Report On Internal Control Over Financial Reporting

Management of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, the Company’s management used the criteria outlined by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework issued in 2013. Based on its assessment, management concluded that, as of December 31, 2024, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Toronto, Canada	By	/s/ Ammar Al-Joundi
February 13, 2025		Ammar Al-Joundi
President and Chief Executive Officer

	By	/s/ Jamie Porter
Jamie Porter
Executive Vice-President, Finance and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Agnico Eagle Mines Limited (the “Company”) as of December 31, 2024, and 2023, the related consolidated statements of income, comprehensive income, equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 13, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the account or disclosure to which it relates.

Impairment assessment for Goodwill
Description of the Matter

At December 31, 2024, the carrying value of goodwill was $ 4,157.7 million. As required by IAS 36 Impairment of Assets, an entity assesses at least annually, or at any time if an indicator of impairment exists, whether there has been an impairment loss in the carrying value. As part of an impairment test, the Company calculates the estimated recoverable value of its CGU, requiring management to make significant assumptions with respect to discount rate, future gold price, production levels, future operating and capital costs, and net asset value (“NAV”) multiple. The Company discloses these significant judgements, estimates and assumptions in respect of impairment in Note 4 to the consolidated financial statements and the results of their analysis in Note 24.

This matter was identified as a critical audit matter due to the significant estimation uncertainty and judgement applied by management in determining the recoverable amount, primarily due to the sensitivity of the underlying significant assumptions to the future cash flows and the effect changes in these assumptions would have on the recoverable amount.

How We Addressed the Matter in Our Audit

Our procedures included obtaining an understanding, evaluating the design, and testing the operating effectiveness of controls over the Company’s impairment process. Our procedures also included, among other things, involving valuation specialists to evaluate the discount rate against current industry and economic trends, comparing future gold prices against market data including a range of analyst forecasts, comparing NAV multiples, where applicable, to the market information including analyst estimates, considering the characteristics of the assets, and performing sensitivity analyses over certain assumptions to assess the impact on the recoverable amounts. We tested the completeness, accuracy, and relevance of underlying data used in the Company’s models.

We involved our mining specialists to assist in evaluating the methods and assumptions used by management’s specialists to estimate production levels. We also involved our mining specialists in evaluating the methods and assumptions employed by management’s specialists to develop operating and capital cost inputs that form the basis of cash flow estimates.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company’s auditor since 1983.

Toronto, Canada

February 13, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited

Opinion on Internal Control over Financial Reporting

We have audited Agnico Eagle Mines Limited’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Agnico Eagle Mines Limited (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, equity and cash flows for the years then ended, and the related notes and our report dated February 13, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 13, 2025

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts)

	As at	As at
	December 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$926,431	$338,648
Inventories (Note 7)	1,510,716	1,418,941
Income taxes recoverable	26,432	27,602
Fair value of derivative financial instruments (Notes 6 and 21)	1,348	50,786
Other current assets (Note 8A)	340,354	355,175
Total current assets	2,805,281	2,191,152
Non-current assets:
Goodwill (Notes 23 and 24)	4,157,672	4,157,672
Property, plant and mine development (Note 9)	21,466,499	21,221,905
Investments (Notes 6 and 10)	612,889	345,257
Deferred income and mining tax asset (Note 25)	29,198	53,796
Other assets (Note 8B)	915,479	715,167
Total assets	$29,987,018	$28,684,949

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities (Note 11)	$817,649	$750,380
Share based liabilities (Note 17)	27,290	24,316
Interest payable	5,763	14,226
Income taxes payable (Note 25)	372,197	81,222
Current portion of long-term debt (Note 14)	90,000	100,000
Reclamation provision (Note 12)	58,579	24,266
Lease obligations (Note 13)	40,305	46,394
Fair value of derivative financial instruments (Notes 6 and 21)	100,182	7,222
Total current liabilities	1,511,965	1,048,026
Non-current liabilities:
Long-term debt (Note 14)	1,052,956	1,743,086
Reclamation provision (Note 12)	1,026,628	1,049,238
Lease obligations (Note 13)	98,921	115,154
Share based liabilities (Note 17)	12,505	11,153
Deferred income and mining tax liabilities (Note 25)	5,162,249	4,973,271
Other liabilities (Note 15)	288,894	322,106
Total liabilities	9,154,118	9,262,034

EQUITY
Common shares (Note 16):
Outstanding — 502,440,336 common shares issued, less 710,831 shares held in trust	18,675,660	18,334,869
Stock options (Notes 16 and 17)	172,145	201,755
Contributed surplus	—	22,074
Retained earnings	2,026,242	963,172
Other reserves (Note 18)	(41,147)	(98,955)
Total equity	20,832,900	19,422,915
Total liabilities and equity	$29,987,018	$28,684,949

Commitments and contingencies (Note 27)

On behalf of the Board:

Ammar Al-Joundi, Director	Jeffrey Parr, Director

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts)

	Year Ended December 31,
	2024	2023

REVENUES
Revenues from mining operations (Note 19)	$8,285,753	$6,626,909
COSTS, INCOME AND EXPENSES
Production(i)	3,086,080	2,933,263
Exploration and corporate development	219,610	215,781
Amortization of property, plant and mine development (Note 9)	1,514,076	1,491,771
General and administrative	207,450	208,451
Finance costs (Note 14)	126,738	130,087
Loss (gain) on derivative financial instruments (Note 21)	155,819	(68,432)
Impairment loss (Note 24)	—	787,000
Foreign currency translation loss (gain)	9,383	(328)
Care and maintenance	60,574	47,392
Revaluation gain (Note 5)	—	(1,543,414)
Other expenses (Note 22)	84,468	66,269
Income before income and mining taxes	2,821,555	2,359,069
Income and mining taxes expense (Note 25)	925,974	417,762
Net income for the year	$1,895,581	$1,941,307
Net income per share — basic (Note 16)	$3.79	$3.97
Net income per share — diluted (Note 16)	$3.78	$3.95
Cash dividends declared per common share	$1.60	$1.60

Note:

(i)	Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(thousands of United States dollars)

	Year Ended December 31,
	2024	2023

Net income for the year	$1,895,581	$1,941,307

Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments (Note 18):
Reclassified from the cash flow hedge reserve to net income	1,176	1,176
	1,176	1,176
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement (loss) gain on pension benefit obligations (Note 15)	(2,254)	1,641
Income tax impact	46	166
Equity securities (Note 18):
Net change in fair value of equity securities	56,944	(73,865)
Income tax impact	—	695
	54,736	(71,363)
Other comprehensive income (loss) for the year	55,912	(70,187)
Comprehensive income for the year	$1,951,493	$1,871,120

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(thousands of United States dollars, except share and per share amounts)

	Common Shares				Retained
	Outstanding		Stock	Contributed	Earnings	Other	Total
	Shares	Amount	Options	Surplus	(Deficit)	Reserves	Equity
Balance at December 31, 2022	456,465,296	$16,251,221	$197,430	$23,280	$(201,580)	$(29,006)	$16,241,345
Net income	—	—	—	—	1,941,307	—	1,941,307
Other comprehensive income (loss)	—	—	—	—	1,807	(71,994)	(70,187)
Total comprehensive income (loss)	—	—	—	—	1,943,114	(71,994)	1,871,120
Transfer of loss on disposal of equity securities to retained earnings (Note 10)	—	—	—	—	(2,045)	2,045	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 16 and 17A)	940,921	48,155	(7,778)	—	—	—	40,377
Shares issued pursuant to Yamana Transaction (Note 5)	36,177,931	1,858,219	—	—	—	—	1,858,219
Stock options (Notes 16 and 17A)	—	—	12,103	—	—	—	12,103
Shares issued under incentive share purchase plan (Note 17B)	885,842	44,818	—	—	—	—	44,818
Shares issued under dividend reinvestment plan	2,905,726	137,737	—	—	—	—	137,737
Normal Course Issuer Bid (“NCIB”) (Note 16)	(100,000)	(3,569)	—	(1,206)	—	—	(4,775)
Dividends declared ($1.60 per share)	—	—	—	—	(776,317)	—	(776,317)
Restricted Share Unit plan (“RSU”), Performance Share Unit plan (“PSU”) and Long Term Incentive Plan (“LTIP”) (Notes 16 and 17C, D)	23,725	(1,712)	—	—	—	—	(1,712)
Balance at December 31, 2023	497,299,441	$18,334,869	$201,755	$22,074	$963,172	$(98,955)	$19,422,915
Net income	—	—	—	—	1,895,581	—	1,895,581
Other comprehensive (loss) income	—	—	—	—	(2,208)	58,120	55,912
Total comprehensive income	—	—	—	—	1,893,373	58,120	1,951,493
Transfer of gain on disposal of equity securities to retained earnings (Note 10)	—	—	—	—	312	(312)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 16 and 17A)	3,402,181	237,979	(39,447)	—	—	—	198,532
Stock options (Notes 16 and 17A)	—	—	9,837	—	—	—	9,837
Shares issued under incentive share purchase plan (Note 17B)	801,645	55,467	—	—	—	—	55,467
Shares issued under dividend reinvestment plan	2,015,963	126,089	—	—	—	—	126,089
Normal Course Issuer Bid (“NCIB”) (Note 16)	(1,749,086)	(64,898)	—	(22,074)	(32,915)	—	(119,887)
Dividends declared ($1.60 per share)	—	—	—	—	(797,700)	—	(797,700)
RSU, PSU and LTIP (Notes 16 and 17C, D)	(40,639)	(13,846)	—	—	—	—	(13,846)
Balance at December 31, 2024	501,729,505	$18,675,660	$172,145	$—	$2,026,242	$(41,147)	$20,832,900

See accompanying notes

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars)

	Year Ended
	December 31,
	2024	2023
OPERATING ACTIVITIES
Net income for the year	$1,895,581	$1,941,307
Add (deduct) adjusting items:
Amortization of property, plant and mine development (Note 9)	1,514,076	1,491,771
Deferred income and mining taxes (Note 25)	213,845	52,041
Unrealized loss (gain) on currency and commodity derivatives (Note 21)	142,396	(112,904)
Unrealized (gain) loss on warrants (Note 21)	(20,383)	11,198
Stock-based compensation (Note 17)	77,404	71,553
Impairment loss (Note 24)	—	787,000
Foreign currency translation loss (gain)	9,383	(328)
Revaluation gain (Note 5)	—	(1,543,414)
Other	48,566	49,734
Changes in non-cash working capital balances:
Income taxes	259,327	103,850
Inventories	(208,300)	(169,168)
Other current assets	1,166	(80,931)
Accounts payable and accrued liabilities	36,726	2,778
Interest payable	(8,895)	(2,925)
Cash provided by operating activities	3,960,892	2,601,562
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 9)	(1,817,949)	(1,654,129)
Yamana Transaction, net of cash and cash equivalents (Note 5)	—	(1,000,617)
Contributions for acquisition of mineral assets (Note 5)	(16,296)	(10,950)
Purchase of equity securities and other investments	(183,021)	(104,738)
Other investing activities	10,152	9,651
Cash used in investing activities	(2,007,114)	(2,760,783)
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 14)	600,000	1,300,000
Repayment of Credit Facility (Note 14)	(600,000)	(1,300,000)
Proceeds from Term Loan Facility, net of financing costs (Note 14)	—	598,958
Repayment of Term Loan Facility (Note 14)	(600,000)	—
Repayment of Senior Notes (Note 14)	(100,000)	(100,000)
Long-term debt financing costs (Note 14)	(3,544)	—
Repayment of lease obligations	(47,319)	(47,589)
Dividends paid	(671,655)	(638,642)
Repurchase of common shares (Notes 16 and 17)	(169,357)	(47,003)
Proceeds on exercise of stock options (Note 17A)	198,532	40,377
Common shares issued (Note 16)	37,012	29,941
Cash used in financing activities	(1,356,331)	(163,958)
Effect of exchange rate changes on cash and cash equivalents	(9,664)	3,202
Net increase (decrease) in cash and cash equivalents during the year	587,783	(319,977)
Cash and cash equivalents, beginning of year	338,648	658,625
Cash and cash equivalents, end of year	$926,431	$338,648

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$103,692	$104,845
Income and mining taxes paid	$474,028	$290,525

See accompanying notes

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

1.CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Agnico Eagle sells its gold production into the world market.

2.BASIS OF PREPARATION

Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mill and processing operations at the LaRonde mine and the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mill and processing operations at the Canadian Malartic mine and the Odyssey mine. The Meadowbank complex consists of the mill and processing operations at the Meadowbank mine and the Amaruq mine. The Goldex complex consists of the mill and processing operations at the Goldex mine and the Akasaba West open pit mine (the “Akasaba West mine”). References to other operations are to the relevant mines, projects or properties, as applicable.

Statement of Compliance

The accompanying consolidated financial statements of Agnico Eagle have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on February 13, 2025.

Basis of Consolidation

These consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

These consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company’s involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

2.BASIS OF PRESENTATION (Continued)

Joint Arrangements

A joint arrangement is defined as an arrangement in which two or more parties have joint control and is classified as either a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of joint operations from the date that joint control commenced. Agnico Eagle’s 50% interest in each of Canadian Malartic Corporation (“CMC”) and Canadian Malartic GP (the “Partnership”), the general partnership that held the Canadian Malartic complex located in Quebec, were accounted for as a joint operation until the remaining 50% was acquired on March 31, 2023 (Note 5).

On April 6, 2023, Agnico and Teck Resources Limited (“Teck”) entered into a joint venture shareholders agreement in respect of the San Nicolás copper-zinc development project. The agreement provides that Agnico, through a wholly-owned Mexican subsidiary, will subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. (“MSN”) for $580.0 million, to be contributed as study and development costs are incurred by MSN, though for governance purposes, the agreement treats Agnico Eagle as a 50% shareholder of MSN regardless of the number of shares that have been issued to Agnico Eagle or its affiliates, except in certain circumstances of default. The Company accounts for its 50% interest in the joint venture as a joint operation (Note 5).

3.   MATERIAL ACCOUNTING POLICIES

A)Business Combinations

In a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition. Where the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. Preliminary fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date with retroactive restatement of the impact of adjustments to those preliminary fair values effective as at the acquisition date. Acquisition related costs are expensed as incurred.

B)Foreign Currency Translation

The functional currency of the Company, for each subsidiary and for joint arrangements, is the currency of the primary economic environment in which it operates. The functional currency of all of the Company’s operations is the US dollar.

Once the Company determines the functional currency of an entity, it is not changed unless there is a significant change in the relevant underlying transactions, events and circumstances.

At the end of each reporting period, the Company translates foreign currency balances as follows:

●	monetary items are translated at the closing rate in effect at the consolidated balance sheet date;
●	non-monetary items that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Items measured at fair value are translated at the exchange rate in effect at the date the fair value was measured; and
●	revenue and expense items are translated using the average exchange rate during the period.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

3.   MATERIAL ACCOUNTING POLICIES (Continued)

C)Cash and Cash Equivalents

The Company’s cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. The Company places its cash and cash equivalents and short-term investments in what it believes are high quality securities issued by government agencies, financial institutions and major corporations and attempts to limit the amount of credit exposure by diversifying its holdings. Cash and cash equivalents are classified as financial assets measured at amortized cost.

D)Inventories

Inventories consist of ore stockpiles, concentrates, doré bars and supplies. Inventories are carried at the lower of cost and net realizable value (“NRV”). Cost is determined using the weighted average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventories include direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, amortization of property, plant and mine development directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. When interruptions to production occur, an adjustment is made to the costs included in inventories, such that they reflect normal capacity. Abnormal costs are expensed in the period they are incurred.

The current portion of ore stockpiles, ore on leach pads and inventories is determined based on the amounts expected to be processed within the next 12 months. Ore stockpiles, ore on leach pads and inventories not expected to be processed or used within the next 12 months are classified as long-term.

NRV is estimated by calculating the net selling price less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Costs to complete are based on management’s best estimate as at the consolidated balance sheet date. An NRV impairment may be reversed in a subsequent period if the circumstances that triggered the impairment no longer exist.

E)Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash and cash equivalents, trade receivables, loans receivable, equity securities, share purchase warrants, accounts payable and accrued liabilities, long-term debt and derivative financial instruments. Financial instruments are recorded at fair value and classified at initial recognition and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”). Subsequent to initial recognition, financial instruments classified as cash and cash equivalents, loans receivable, accounts payable and accrued liabilities and long-term debt are measured at amortized cost using the effective interest method. Other financial instruments are recorded at fair value subsequent to initial recognition.

Equity Securities

The Company’s equity securities consist primarily of investments in common shares of entities in the mining industry recorded using trade date accounting. On initial recognition of an equity investment, the Company may irrevocably elect to measure the investment at FVOCI where changes in the fair value of equity securities are permanently recognized in other comprehensive income and will not be reclassified to profit or loss. The realized gain or loss is reclassified from other comprehensive income to retained earnings when the asset is derecognized. The election is made on an investment-by-investment basis.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

3.   MATERIAL ACCOUNTING POLICIES (Continued)

Derivative Instruments

The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, diesel fuel, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs.

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value and they are classified based on contractual maturity. Derivative instruments are recorded at fair value at the balance sheet date, with changes in fair value recognized in the gain or loss on derivative financial instruments line item in the consolidated statements of income (FVPL).

The Company also holds share purchase warrants of certain publicly traded entities where it has an investment in equity securities. Share purchase warrants are accounted for as derivative financial instruments and presented as part of investments in the consolidated balance sheets.

F)Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

The Company performs goodwill impairment tests on an annual basis in the fourth quarter of each year. In addition, the Company assesses for indicators of impairment at each reporting period-end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are recorded in the consolidated statements of income and they are not subsequently reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

G)Mining Properties, Plant and Equipment and Mine Development Costs

Mining Properties

The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the units-of-production method, based on estimated proven and probable mineral reserves and the mineral resources included in the current life of mine plan. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project and incremental overhead costs that can be directly attributable to the project.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

3.   MATERIAL ACCOUNTING POLICIES (Continued)

Assets under construction are not amortized until the earlier of the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category within property, plant and mine development. The estimated fair value attributed to certain mineral resources at the time of the acquisition is not subject to depreciation until the resources are considered in use, which is the point at which they are incorporated into the current life of mine (“LOM”) plan.

Plant and Equipment

Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income when the asset is derecognized.

Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the earlier of the end of the construction period or once commercial production is achieved. Amortization is charged according to either the units-of-production method or on a straight-line basis, according to the pattern in which the asset’s future economic benefits are expected to be consumed. Amortization does not cease when an asset becomes idle or is retired from active use unless the asset is fully amortized; however, under the units-of-production method of amortization, the amortization charge can be zero when there is no production. The amortization method applied to an asset is reviewed at least annually.

Useful lives of property, plant and equipment are based on the lesser of the estimated mine lives as determined by proven and probable mineral reserves and the mineral resources included in the current life of mine plan and the estimated useful life of the asset. Remaining mine lives at December 31, 2024 range from an estimated one to 28 years.

The following table sets out the useful lives of certain assets:

Useful Life
Buildings	5 to 28 years
Leasehold Improvements	15 years
Software and IT Equipment	1 to 10 years
Furniture and Office Equipment	3 to 5 years
Machinery and Equipment	1 to 28 years

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

3.   MATERIAL ACCOUNTING POLICIES (Continued)

Mine Development Costs

Mine development costs incurred after the commencement of commercial production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors which enables the Company to extract ore underground.

The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan.

Deferred Stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to property, plant and mine development.

Production stage stripping costs provide a future economic benefit when:

●	It is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;
●	The Company can identify the component of the ore body for which access has been improved; and
●	The costs relating to the stripping activity associated with that component can be measured reliably.

Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

H)Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

●	The contract involves the use of an explicitly or implicitly identified asset;
●	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term; and
●	The Company has the right to direct the use of the asset.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

3.   MATERIAL ACCOUNTING POLICIES (Continued)

The Company recognizes a right-of-use asset and a lease obligation at the commencement date of the lease (e.g. the date the underlying asset is available for use).

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease obligations. The cost of right-of-use assets includes the initial amount of lease obligations recognized, initial direct costs incurred and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease obligations measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the amount of lease obligations is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease obligations is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property, plant and mine development line item on the consolidated balance sheets and lease obligations in the lease obligations line item on the consolidated balance sheets.

The Company has elected not to recognize right-of-use assets and lease obligations for leases that have a lease term of 12 months or less and do not contain a purchase option, for leases related to low value assets, or for leases with variable lease payments. Payments on short-term leases, leases of low value assets and leases with variable payment amounts are recognized as an expense in the consolidated statements of income.

I)Development Stage Expenditures

Development stage expenditures are costs incurred to obtain access to mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production.

Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

3.   MATERIAL ACCOUNTING POLICIES (Continued)

Commercial Production

A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

●	completion of a reasonable period of testing mine plant and equipment;
●	ability to produce minerals in saleable form (within specifications); and
●	ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development and open-pit stripping activities.

J)Impairment and Impairment Reversal of Long-lived Assets

At the end of each reporting period, the Company assesses whether there is any indication that long-lived assets other than goodwill may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. If the CGU includes goodwill, the impairment loss related to a CGU is first allocated to goodwill and the remaining loss is allocated to the remaining long-lived assets of the CGU based on their carrying amounts. Impairment losses are recorded in the consolidated statements of income in the period in which they occur.

Any impairment charge that is taken on a long-lived asset other than goodwill is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the asset is calculated in order to determine if any impairment reversal is required. A reversal is recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued. The impairment reversal is allocated on a pro-rata basis to the existing long-lived assets of the CGU based on their carrying amounts. Impairment reversals are recorded in the consolidated statements of income in the period in which they occur.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

3.   MATERIAL ACCOUNTING POLICIES (Continued)

K)Reclamation Provisions

Asset retirement obligations (“AROs”) arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a constructive obligation is determined to exist based on the Company’s best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision is recognized, the corresponding cost is capitalized to the related item of property, plant and mine development. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in finance costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains or losses are recorded in the consolidated statements of income.

Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in mineral reserves and mineral resources and a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Each reporting period, provisions for AROs are remeasured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows and risk-free interest rates. Changes to the reclamation provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income.

Environmental remediation liabilities (“ERLs”) are differentiated from AROs in that ERLs do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERL. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of income. Upon settlement of an ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERL in the consolidated statements of income.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

3.   MATERIAL ACCOUNTING POLICIES (Continued)

L)Stock-based Compensation

The Company offers stock - based compensation awards (the employee stock option plan, incentive share purchase plan, restricted share unit plan and performance share unit plan) to certain employees, officers and directors of the Company.

Employee Stock Option Plan (“ESOP”)

The Company’s ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company’s share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. The dilutive impact of stock option grants is factored into the Company’s reported diluted net income per share. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

Restricted Share Unit (“RSU”) Plan

The RSU plan is open to directors and certain employees, including senior executives, of the Company. Common shares are purchased and held in a trust until the RSU has vested. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs. The cost of the RSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

Performance Share Unit (“PSU”) Plan

The PSU plan is open to senior executives of the Company. PSUs are subject to vesting requirements based on specific performance measurements by the Company. PSUs awarded to eligible executives are settled in cash. They are measured at fair value at the grant date. The fair value of the estimated number of PSUs awarded that are expected to vest is recognized as share-based compensation expense over the vesting period of the PSUs with a corresponding amount recorded to share-based liabilities until the liability is settled through a cash payment. At each reporting date and on settlement, the share-based liability is remeasured, with any changes in fair value recorded as compensation expense.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

3.   MATERIAL ACCOUNTING POLICIES (Continued)

M)Revenue from Contracts with Customers

Gold and Silver

The Company sells gold and silver to customers in the form of bullion and doré bars.

The Company recognizes revenue from these sales when control of the gold or silver has transferred to the customer. This is generally at the point in time when the gold or silver is credited to the metal account of the customer. Once the gold or silver has been credited to the customer’s metal account, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Under certain contracts with customers, the transfer of control may occur when the gold or silver is in transit from the mine to the refinery. At this point in time, the customer has legal title to and the risk and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

Revenue is measured at the transaction price agreed under the contract. Payment of the transaction price is due immediately when control of the gold or silver is transferred to the customer.

Generally, all of the gold and silver in the form of doré bars recovered in the Company’s milling process is sold in the period in which it is produced.

Metal Concentrates

The Company sells concentrate from certain of its mines to third-party smelter customers. These concentrates predominantly contain zinc and copper, along with quantities of gold and silver.

The Company recognizes revenue from these concentrate sales when control of the concentrate has transferred to the customer, which is the point in time that the concentrate is delivered to the customer. Upon delivery, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the concentrate. The customer is also committed to accept and pay for the concentrates once delivered; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the concentrate.

The final prices for metals contained in the concentrate are generally determined based on the prevailing spot market metal prices on a specific future date, which is established as of the date the concentrate is delivered to the customer. Upon transfer of control at delivery, the Company measures revenue under these contracts based on forward prices at the time of delivery and the most recent determination of the quantity of contained metals less smelting and refining charges charged by the customer. This reflects the best estimate of the transaction price expected to be received at final settlement. A receivable is recognized for this amount and subsequently measured at fair value to reflect variability associated with the embedded derivative for changes in the market metal prices. These changes in the fair value of the receivable are adjusted through revenue from other sources at each subsequent financial statement date.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

3.   MATERIAL ACCOUNTING POLICIES (Continued)

Under certain contracts with customers, the sale of gold contained in copper concentrate occurs once the metal has been processed into refined gold and is sold separately similar to the gold and silver doré bar terms described above. The transaction price for the sale of gold contained in concentrate is determined based on the spot market price upon delivery and provisional pricing does not apply.

N)Exploration and Evaluation Expenditures

Exploration and evaluation expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that the project will generate future economic benefit. When it is determined that a project can generate future economic benefit the costs are capitalized in the property, plant and mine development line item in the consolidated balance sheets.

The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

O)Net Income Per Share

Basic net income per share is calculated by dividing net income for a given period by the weighted average number of common shares outstanding during that same period. Diluted net income per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights. The weighted average number of common shares used to determine diluted net income per share includes an adjustment, using the treasury stock method, for stock options outstanding. Under the treasury stock method:

●	the exercise of options is assumed to occur at the beginning of the period (or date of issuance, if later);
●	the proceeds from the exercise of options plus the future period compensation expense on options granted are assumed to be used to purchase common shares at the average market price during the period; and
●	the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income per share calculation.

P)Income Taxes

Current and deferred tax expenses are recognized in the consolidated statements of income except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income.

Current tax expense is based on substantively enacted statutory tax rates and laws at the consolidated balance sheet date.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

3.   MATERIAL ACCOUNTING POLICIES (Continued)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities measured using tax rates and laws that are substantively enacted at the consolidated balance sheet date and effective for the reporting period when the temporary differences are expected to reverse.

Deferred taxes are not recognized in the following circumstances:

●	where a deferred tax liability arises from the initial recognition of goodwill;
●	where a deferred tax asset or liability arises on the initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither net income nor taxable profits; and
●	for temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that the Company can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for unused tax losses and tax credits carried forward and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized except as noted above.

At each reporting period, previously unrecognized deferred tax assets are reassessed to determine whether it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Q)Comparative Figures

Certain figures in the consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of these financial statements as at and for the year ended December 31, 2024.

New Accounting Standards Issued But Not Yet Adopted

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in the Financial Statements (“IFRS 18”) replacing IAS 1. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7). The amendments are effective on January 1, 2026, with early adoption permitted. The Company is currently assessing the impact of the amendments on its consolidated financial statements.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

4.SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The key areas where significant judgments, estimates and assumptions have been made are summarized below.

Impairment and Impairment Reversals

The Company evaluates each asset or CGU (excluding goodwill, which is assessed for impairment annually regardless of indicators and is not eligible for impairment reversals) in each reporting period to determine if any indicators of impairment or impairment reversal exist. The Company considers both external and internal sources of information for indications of potential impairment of non-current assets or goodwill. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, future operating and capital costs, long-term commodity prices, future foreign exchange rates, discount rates, amounts of recoverable reserves, mineral resources and exploration potential and closure and environmental remediation costs. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization, ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed and selection of an appropriate NAV multiple. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Accordingly, it is possible that some or the entire carrying amount of the assets or CGUs may be further impaired or the impairment charge reversed with the impact recognized in the consolidated statements of income.

Mineral Reserve and Mineral Resource Estimates and Life of Mine Plans

Mineral reserves and mineral resources are estimates of the amount of ore that can be extracted from the Company’s mining properties. The estimates are based on information compiled by ‘‘qualified persons’’ as defined under the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’). An analysis relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates requires complex geological judgments to interpret the data. The estimation of mineral reserves and mineral resources is based upon factors such as estimates of commodity prices, future capital requirements and production costs, geological and metallurgical assumptions and judgments made in estimating the size and grade of the ore body and foreign exchange rates. Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our life of mine plans, which are used for several important business and accounting purposes, including:

●	The carrying value of the Company’s property, plant and mine development and goodwill may be affected due to changes in estimated future cash flows;
●	Amortization charges in the consolidated statements of income may change where such charges are determined using the units-of-production method or where the useful life of the related assets change;
●	Capitalized stripping costs recognized in the consolidated balance sheets as either part of mining properties or as part of inventories or charged to income may change due to changes in the ratio of ore to waste extracted;
●	The classification of the Company’s stockpiles as current or non - current may be affected due to changes in the nature and size of the ore body and changes in life of mine plans;

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

4.SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

●	Reclamation provisions may change where changes to the mineral reserve and mineral resource estimates affect expectations about when such activities will occur and the associated cost of these activities; and
●	Mineral reserve and mineral resource estimates are used to calculate the estimated recoverable amounts of CGUs for impairment tests of goodwill and non-current assets.

Reclamation Provisions

Environmental remediation costs will be incurred by the Company at the end of the operating life of the Company’s mining properties. Management assesses its reclamation provision each reporting period and when new information becomes available. The ultimate environmental remediation costs are uncertain and cost estimates can vary in response to many factors, including estimates of the extent and costs of reclamation activities, technological changes, regulatory changes, cost increases as compared to the inflation rate and changes in discount rates. These uncertainties may result in future actual expenditures differing from the amount of the current provision. As a result, there could be significant adjustments to the provisions established that would affect future financial results. The reclamation provision at each reporting date represents management’s best estimate of the present value of the future environmental remediation costs required.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The allocation of the purchase price requires estimates as to the fair value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates, including but not limited to the most appropriate valuation methodology, estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, value of resources outside LOM plans including assumptions for market values per ounce, future production levels, future operating costs, capital expenditures and closure costs, discount rates, future metal prices and long term foreign exchange rates. Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date. Refer to Note 5 for further details on acquisitions.

Income and Mining Taxes

Management is required to make estimates regarding the tax basis of assets and liabilities and related deferred income and mining tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income and mining tax expense and estimates of the timing of repatriation of income. Several of these estimates require management to make assessments of future taxable profit and, if actual results are significantly different than the Company’s estimates, the ability to realize any deferred income and mining tax assets recorded on the consolidated balance sheets could be affected.

Joint Arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

4.SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

On April 6, 2023, Agnico Eagle entered into a joint venture shareholders’ agreement defined above under which it agreed to subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. (“MSN”), which is the entity that holds the San Nicolás copper-zinc project (Note 5). Management concluded that joint control exists, evaluated the joint arrangement under the principles of IFRS 11 and determined that the arrangement qualified as a joint operation upon considering the following significant factors:

●	While the San Nicolás deposit is not currently a producing asset, upon entering commercial production the joint operators are required to purchase all output from MSN and MSN is restricted from selling the output to any third party; and
●	The joint operators are substantially the only source of cash flow contributing to the continuity of the arrangement indicating that the joint operators assume the risk associated with the activities of the arrangement and are obligated to continuously settle the liabilities of the joint arrangement.

5.ACQUISITIONS

Acquisition of Investment in San Nicolás Joint Arrangement

On April 6, 2023, Agnico Eagle and Teck entered into a joint venture shareholders’ agreement in respect of the San Nicolás copper - zinc development project located in Zacatecas, Mexico. The agreement provides that Agnico Eagle, through a wholly - owned Mexican subsidiary, will subscribe for a 50% interest in MSN for $580.0 million, to be contributed as study and development costs are incurred by MSN. For governance purposes, the agreement treats Agnico Eagle as a 50% shareholder in MSN regardless of the number of shares that have been issued to Agnico Eagle or its affiliates, except in certain circumstances of default. Under IFRS 11, Agnico Eagle jointly controls MSN as both parties have the ability to make decisions relating to the relevant activities of MSN through their equal representation on the Board of Directors and corresponding 50/50 voting rights. As a joint operation, the Company accounts for its interest in MSN by recognizing its share of the respective assets, liabilities, revenues, expenses and cash flows.

On closing of the transaction, the Company recorded the initial acquisition of the mineral property and a $265.1 million liability representing the minimum unavoidable obligation under the agreement (Note 15).

Acquisition of the Canadian Assets of Yamana Gold Inc. (“Yamana”)

On March 31, 2023, the Company completed a transaction (the “Yamana Transaction”) under an arrangement agreement entered into with Yamana and Pan American Silver Corp. (“Pan American”) pursuant to which Pan American acquired all of the issued and outstanding common shares of Yamana and Yamana sold the subsidiaries and partnerships that held Yamana’s interests in its Canadian assets to Agnico Eagle, including the remaining 50% of Canadian Malartic that the Company did not then hold, a 100% interest in the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and Manitoba. The acquisition increased the Company’s production, mineral reserves and cash flow.

The Company determined that the acquisition represented a business combination under IFRS 3- Business Combinations (“IFRS 3”), with Agnico Eagle identified as the acquirer and, as such, was accounted for using the acquisition method of accounting in accordance with IFRS 3.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

5.ACQUISITIONS (Continued)

Prior to the Yamana Transaction, Agnico Eagle’s 50% interest in CMC and the Partnership were jointly controlled with Yamana and met the definition of a joint operation under IFRS 11, with Agnico Eagle recognizing its share of the assets, liabilities, revenues and expenses in its consolidated results. As of March 31, 2023, Agnico Eagle controlled 100% of CMC and the Partnership and, upon applying the requirements under IFRS 3 for a business combination achieved in stages, the Company re - measured its previously held 50% interest in CMC and the Partnership to fair value on acquisition date. The acquisition date fair value of the previously held 50% interest was determined to be $2,697.6 million, resulting in the recognition of a re - measurement gain through net earnings of $1,543.4 million. The fair value of $2,697.6 million forms part of the total consideration transferred under the Yamana Transaction as reflected in the table below. The fair value of common shares issued was calculated based on 36,177,931 common shares issued at the closing share price on the trading day immediately prior to the closing of the Yamana Transaction.

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:

Fair value of common shares issued	$1,858,219
Cash	1,001,291
Fair value of previously held 50% interest	2,697,604
$5,557,114

The following table sets out the final allocation of the purchase price to the assets acquired and liabilities assumed based on management’s estimates of fair value.

	Preliminary(i)	Adjustments	Final
Cash and cash equivalents	$1,049	$—	$1,049
Inventories	165,423	—	165,423
Other current assets	29,890	—	29,890
Property, plant and mine development	4,949,392	(1,183,876)	3,765,516
Goodwill	2,078,562	803,666	2,882,228
Other assets	330,215	(96,940)	233,275
Accounts payable and accrued and other liabilities	(117,905)	—	(117,905)
Reclamation provision	(203,341)	(4,950)	(208,291)
Deferred income and mining tax liabilities	(1,646,500)	482,100	(1,164,400)
Other liabilities	(29,671)	—	(29,671)
Total assets acquired, net of liabilities assumed	$5,557,114	$—	$5,557,114

Note:

(i) Estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at March 31, 2023.

Goodwill represents items including the expected value of additional exploration potential arising from the acquisition. None of the goodwill is expected to be deductible for income and mining tax purposes.

The Company incurred $18.4 million of acquisition-related costs in the year ended December 31, 2023. Acquisition-related costs are recorded in the other expenses line of the consolidated statements of income.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

5.ACQUISITIONS (Continued)

The results of operations, cash flows and net assets acquired in the Yamana Transaction have been consolidated with those of the Company from March 31, 2023. For the year ended December 31, 2023, the Yamana Transaction contributed revenue of $493.8 million and earnings before income and mining taxes of $108.2 million.

Total consolidated revenue and earnings before income and mining taxes of the Company for the year ended December 31, 2023 were $6,626.9 million and $2,359.1 million, respectively. If the Yamana transaction had taken place on January 1, 2023, pro forma total consolidated revenue and income before income and mining taxes for the Company would have been approximately $6,765.3 million and $2,408.3 million, respectively, for the year ended December 31, 2023.

6.FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

During the year ended December 31, 2024, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

6.FAIR VALUE MEASUREMENT (Continued)

The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2024 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables (Notes 8A and 19)	$—	$7,646	$—	$7,646
Equity securities (FVOCI) (Note 10)	526,726	32,439	—	559,165
Share purchase warrants (FVPL) (Note 10)	—	53,724	—	53,724
Fair value of derivative financial instruments (Note 21)	—	1,348	—	1,348
Total financial assets	$526,726	$95,157	$—	$621,883
Financial liabilities:
Fair value of derivative financial instruments (Note 21)	—	100,182	—	100,182
Total financial liabilities	$—	$100,182	$—	$100,182

The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2023 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables (Notes 8A and 19)	$—	$8,148	$—	$8,148
Equity securities (FVOCI) (Note 10)	293,145	30,566	—	323,711
Share purchase warrants (FVPL) (Note 10)	—	21,546	—	21,546
Fair value of derivative financial instruments (Note 21)	—	50,786	—	50,786
Total financial assets	$293,145	$111,046	$—	$404,191
Financial liabilities:
Fair value of derivative financial instruments (Note 21)	—	7,222	—	7,222
Total financial liabilities	$—	$7,222	$—	$7,222

Valuation Techniques

Trade Receivables

Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy) (Notes 8A and 19).

Equity securities

Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy) (Note 10).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

6.FAIR VALUE MEASUREMENT (Continued)

Derivative Financial Instruments and Warrants

The Company holds share purchase warrants of certain publicly traded entities. Share purchase warrants are accounted for as derivative financial instruments and are presented as part of investments in the consolidated balance sheet. Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs (Notes 10 and 21).

Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value

Long-term debt is recorded on the consolidated balance sheets at December 31, 2024 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company’s credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at December 31, 2024, the Company’s long-term debt had a fair value of $1,097.3 million (2023 - $1,797.9 million) (Note 14).

The committed subscription proceeds for the San Nicolás project are recorded on the consolidated balance sheets at December 31, 2024 at amortized cost. The fair value of the San Nicolás liability is determined by discounting the minimum unavoidable obligation under the joint venture shareholders’ agreement between Agnico Eagle and Teck at a discount rate that reflects the Company’s credit rating. The fair value of the San Nicolás liability is not materially different from the carrying amount as the difference between the discount rate used at the initial recognition date and the current market rates at December 31, 2024 is not material (Note 15).

Non-current loans receivable and other receivables are included in the other assets line item in the consolidated balance sheets at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at December 31, 2024 (Note 8B).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

7.INVENTORIES

	As at	As at
	December 31,	December 31,
	2024	2023
Ore in stockpiles and on leach pads	$330,723	$238,197
Concentrates and doré bars	255,516	237,805
Supplies	924,477	942,939
Total current inventories	$1,510,716	$1,418,941
Non-current ore in stockpiles and on leach pads (Note 8B)	819,294	632,049
Total inventories	$2,330,010	$2,050,990

During the year ended December 31, 2024, a charge of $3.7 million (December 31, 2023 - $2.7 million) was recorded within production costs to reduce the carrying value of inventories to their net realizable value.

8.OTHER ASSETS

A)Other Current Assets

	As at	As at
	December 31,	December 31,
	2024	2023
Federal, provincial and other sales taxes receivable	$155,548	$149,153
Prepaid expenses	124,566	151,741
Trade receivables (Note 19)	7,646	8,148
Short term investments	7,306	10,199
Other	45,288	35,934
Total other current assets	$340,354	$355,175

B)Other Assets

	As at	As at
	December 31,	December 31,
	2024	2023
Non-current ore in stockpiles and on leach pads	$819,294	$632,049
Non-current prepaid expenses	58,438	53,191
Investment in associate	12,361	10,865
Non-current loans receivable	12,039	10,108
Other	13,347	8,954
Total other assets	$915,479	$715,167

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

9.PROPERTY, PLANT AND MINE DEVELOPMENT

			Mine
	Mining	Plant and	Development
	Properties	Equipment	Costs	Total
As at December 31, 2022	$9,668,305	$6,254,428	$2,536,667	$18,459,400
Additions	408,439	419,072	962,095	1,789,606
Acquisitions (Note 5)(i)	749,498	946,754	1,320,855	3,017,107
Impairment loss (Note 24)	(282,030)	—	(84,083)	(366,113)
Disposals	—	(39,248)	—	(39,248)
Amortization	(648,052)	(757,949)	(232,846)	(1,638,847)
Transfers between categories	3,348	446,804	(450,152)	—
As at December 31, 2023	$9,899,508	$7,269,861	$4,052,536	$21,221,905
Additions	429,239	486,746	1,096,341	2,012,326
Disposals	(9,328)	(33,458)	—	(42,786)
Amortization	(715,100)	(751,404)	(258,442)	(1,724,946)
Transfers between categories	—	495,419	(495,419)	—
As at December 31, 2024	$9,604,319	$7,467,164	$4,395,016	$21,466,499

As at December 31, 2023
Cost	$14,359,568	$12,458,000	$5,652,853	$32,470,421
Accumulated amortization and impairments	(4,460,060)	(5,188,139)	(1,600,317)	(11,248,516)
Carrying value - December 31, 2023	$9,899,508	$7,269,861	$4,052,536	$21,221,905

As at December 31, 2024
Cost	$14,779,479	$13,291,636	$6,253,774	$34,324,889
Accumulated amortization and impairments	(5,175,160)	(5,824,472)	(1,858,758)	(12,858,390)
Carrying value - December 31, 2024	$9,604,319	$7,467,164	$4,395,016	$21,466,499

(i) Acquisitions include all re-measurement gains on the Company’s previously owned property, plant and mine development in CMC and the Partnership at the date of the Yamana Transaction in addition to the acquisition of property, plant and mine development that the Company did not previously own. Acquisitions also include property, plant and mine development acquired as part of the San Nicolás project (Note 5).

During the year ended December 31, 2024, net additions to plant and equipment included $23.7 million of right-of-use assets for lease arrangements entered into during the year (December 31, 2023 - $50.6 million) (Note 13).

As at December 31, 2024, major assets under construction, and therefore not yet being depreciated, included in the carrying value of property, plant and mine development was $697.5 million (December 31, 2023 - $868.7 million).

During the year ended December 31, 2024, the Company disposed of property, plant and mine development with a carrying value of $42.8 million (December 31, 2023 — $39.2 million). The net loss on disposal of $37.7 million (2023 — $26.8 million) was recorded in the other expenses line item in the consolidated statements of income (Note 22).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

9.PROPERTY, PLANT AND MINE DEVELOPMENT (Continued)

Geographic Information:

	As at	As at
	December 31,	December 31,
	2024	2023
Canada	$18,165,400	$17,900,132
Australia	1,169,784	1,173,090
Finland	1,409,724	1,446,548
Sweden	13,812	13,812
Mexico	702,120	682,572
United States	5,659	5,751
Total property, plant and mine development	$21,466,499	$21,221,905

10.INVESTMENTS

	As at December 31,	As at December 31,
	2024	2023
Equity securities	$559,165	$323,711
Share purchase warrants	53,724	21,546
Total investments	$612,889	$345,257

The following tables set out details of the Company’s largest equity investments by carrying value:

	As at December 31, 2024
	Equity	Share purchase
	securities	warrants	Total
Orla Mining Ltd.	$152,697	$36,730	$189,427
Foran Mining Corporation	106,861	—	106,861
Rupert Resources Ltd.	88,690	—	88,690
ATEX Resources Inc.	33,543	7,460	41,003
Other(i)	177,374	9,534	186,908
Total investments	$559,165	$53,724	$612,889

	As at December 31, 2023
	Equity	Share purchase
	securities	warrants	Total
Orla Mining Ltd.	$90,158	$15,093	$105,251
Rupert Resources Ltd.	88,505	—	88,505
Canada Nickel Company Inc.	16,894	1,830	18,724
Other(i)	128,154	4,623	132,777
Total investments	$323,711	$21,546	$345,257

Note:

(i) The balance is comprised of 58 (2023 — 48) equity investments, none of which are individually material.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

11.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	December 31,	December 31,
	2024	2023
Trade payables	$295,998	$317,888
Accrued liabilities	276,462	235,806
Wages payable	108,142	94,368
Other liabilities	137,047	102,318
Total accounts payable and accrued liabilities	$817,649	$750,380

In 2024 and 2023, the other liabilities balance consisted primarily of various employee benefits, employee payroll tax withholdings, other payroll taxes and the current portion of the remaining obligation of the committed subscription proceeds for the San Nicolás project (Note 15).

12.RECLAMATION PROVISION

Agnico Eagle’s reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management’s estimates and feasibility study calculations. Assumptions based on current economic conditions, which the Company believes are reasonable, have been used to estimate the reclamation provision. However, actual reclamation costs will ultimately depend on future economic conditions and costs for the necessary reclamation work. Changes in reclamation provision estimates during the period reflect changes in cash flow estimates as well as assumptions including discount and inflation rates. The discount rates used in the calculation of the reclamation provision at December 31, 2024 ranged between 2.80% and 4.35% (2023 – between 2.69% and 4.27%).

The following table reconciles the beginning and ending carrying amounts of the Company’s asset retirement obligations. The settlement of the obligation is estimated to occur through to 2142.

	As at	As at
	December 31,	December 31,
	2024	2023
Asset retirement obligations - non-current, beginning of year	$1,040,003	$865,319
Asset retirement obligations - current, beginning of year	22,570	22,127
Current year additions and changes in estimate, net	89,017	127,413
Current year accretion	33,815	32,906
Liabilities settled	(14,976)	(9,085)
Foreign exchange revaluation	(93,672)	23,893
Reclassification from non-current to current, end of year	(56,909)	(22,570)
Asset retirement obligations - non-current, end of year	$1,019,848	$1,040,003

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

12.RECLAMATION PROVISION (Continued)

The following table reconciles the beginning and ending carrying amounts of the Company’s environmental remediation liability. The settlement of the obligation is estimated to occur through to 2031.

	As at	As at
	December 31,	December 31,
	2024	2023
Environmental remediation liability - non-current, beginning of year	$9,235	$13,009
Environmental remediation liability - current, beginning of year	1,696	1,381
Liabilities settled	(1,664)	(3,737)
Foreign exchange revaluation	(817)	278
Reclassification from non-current to current, end of year	(1,670)	(1,696)
Environmental remediation liability - non-current, end of year	$6,780	$9,235

13.LEASES

The Company is party to a number of contracts that contain a lease, most of which include office facilities, storage facilities and various plant and equipment. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation and a right-of-use asset. The expenses associated with such leases are included in operating costs in the consolidated statements of income.

The following table sets out the carrying amounts of right-of-use assets included in property, plant and mine development in the consolidated balance sheets and the movements during the period:

	As at December 31,	As at December 31,
	2024	2023
Balance, beginning of year	$182,306	$165,708
Additions and modifications, net of disposals (Note 9)	23,726	50,644
Amortization	(33,998)	(34,046)
Balance, end of year	$172,034	$182,306

The following table sets out the lease obligations included in the consolidated balance sheets:

	As at December 31,	As at December 31,
	2024	2023
Current	$40,305	$46,394
Non-current	98,921	115,154
Total lease obligations	$139,226	$161,548

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

13.LEASES (Continued)

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the table below. Because leases with variable lease payments do not give rise to fixed minimum lease payments, no amounts are included below for such leases.

	As at December 31,	As at December 31,
	2024	2023
Within 1 year	$42,347	$47,600
Between 1 — 3 years	34,141	40,261
Between 3 — 5 years	19,261	24,904
Thereafter	40,638	55,498
Total undiscounted lease obligations	$136,387	$168,263

The Company recognized the following amounts in the consolidated statements of income with respect to leases:

	Year Ended December 31,
	2024	2023
Amortization of right-of-use assets	$33,998	$34,046
Interest expense on lease obligations	$4,437	$4,350
Variable lease payments not included in the measurement of lease obligations	$141,602	$115,467
Expenses relating to short-term leases	$8,476	$6,598
Expenses relating to leases of low value assets, excluding short-term leases of low value assets	$3,339	$3,114

During the year ended December 31, 2024, the Company recognized $274.2 million (2023 — $275.2 million) in the consolidated statements of cash flows with respect to lease payments.

14.LONG-TERM DEBT

	As at	As at
	December 31,	December 31,
	2024	2023
Credit Facilities(i)(ii)	$(3,930)	$(2,323)
Term Loan Facility(i)(iii)	—	599,333
2020 Notes(i)(iii)	199,092	198,945
2018 Notes(i)(iii)	348,828	348,657
2017 Notes(i)(iii)	299,319	299,103
2016 Notes(i)(iii)	249,695	249,530
2015 Note(i)(iii)	49,952	49,886
2012 Notes(i)(iii)	—	99,955
Total debt	$1,142,956	$1,843,086
Less: current portion	90,000	100,000
Total long-term debt	$1,052,956	$1,743,086

Notes:

(i)	Inclusive of unamortized deferred financing costs.
(ii)	Credit Facilities refers to the Credit Facility and the Old Credit Facility as defined below. There were no amounts outstanding under the Credit Facilities as at December 31, 2024 and December 31, 2023. The December 31, 2024 and December 31, 2023 balances relate to unamortized deferred financing costs.
(iii)	The Term Loan Facility, 2020 Notes, 2018 Notes, 2017 Notes, 2016 Notes, 2015 Note and 2012 Notes are defined below.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

14.LONG-TERM DEBT (Continued)

Scheduled Debt Principal Repayments

	2025	2026	2027	2028	2029	Thereafter	Total
2020 Notes	$—	$—	$—	$—	$—	$200,000	$200,000
2018 Notes	—	—	—	45,000	—	305,000	350,000
2017 Notes	40,000	—	100,000	—	150,000	10,000	300,000
2016 Notes	—	200,000	—	50,000	—	—	250,000
2015 Note	50,000	—	—	—	—	—	50,000
Total	$90,000	$200,000	$100,000	$95,000	$150,000	$515,000	$1,150,000

Old Credit Facility

During the year ended December 31, 2024, drawdowns and repayments on the Company’s previous $1.2 billion unsecured revolving credit facility (the “Old Credit Facility”) each totaled $200.0 million. During the year ended December 31, 2023, Old Credit Facility drawdowns and repayments each totaled $1.3 billion. As at December 31, 2023, no amounts were outstanding under the Old Credit Facility.

On February 12, 2024, the Company entered into the Credit Facility (as defined below) and terminated the Old Credit Facility.

Credit Facility

On February 12, 2024, the Company entered into a new credit facility with a group of financial institutions that provides the Company a $2.0 billion unsecured revolving credit facility and includes a $1.0 billion uncommitted accordion facility (the “Credit Facility”). The Credit Facility matures and all indebtedness thereunder is due and payable on February 12, 2029. The Credit Facility is available in US dollars through Secured Overnight Financing Rate (“SOFR”) and base rate advances, or in Canadian dollars through Canadian Overnight Repo Rate Average (“CORRA”) and prime rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%. The Credit Facility also provides for the issuance of letters of credit, priced at the applicable rate plus a margin that varies from 0.60% to 2.00%. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the Credit Facility. In each case, the applicable margin or standby fees vary depending on the Company’s credit rating. The Company’s payment and performance of its obligations under the Credit Facility are not guaranteed by any of its subsidiaries, however the Company must provide guarantees from certain of its subsidiaries if (i) any existing material indebtedness of the Company benefits from guarantees and the Company no longer maintains an investment grade credit rating, or (ii) if the Company incurs new material indebtedness for borrowed money, or refinances existing material indebtedness (including material alterations to the terms of such indebtedness, but excluding maturity date extensions) and provides guarantees of such new or refinanced material indebtedness from any of its subsidiaries.

As at December 31, 2024, no amounts were outstanding under the Credit Facility. During the year ended December 31, 2024, Credit Facility drawdowns and repayments each totaled $400.0 million. As at December 31, 2024, $1,976.5 million was available for future drawdown under the Credit Facility. Credit Facility availability is reduced by outstanding letters of credit, which were $23.5 million as at December 31, 2024.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

14.LONG-TERM DEBT (Continued)

Term Loan Facility

On April 20, 2023, the Company entered into a credit agreement with two financial institutions that provides a $600.0 million unsecured term credit facility (the “Term Loan Facility”). The Company drew the full amount of the Term Loan Facility on April 28, 2023. The Term Loan Facility was scheduled to mature and all indebtedness thereunder was due and payable on April 21, 2025. The Term Loan Facility was available as a single advance in US dollars through SOFR and base rate advances, priced at the applicable rate plus a margin that ranged from 0.00% to 2.00%, depending on the Company’s credit rating.

On February 12, 2024, the Company and the lenders under the Term Loan Facility amended the Term Loan Facility in connection with the Company’s entry into the Credit Facility to, among other things, release the subsidiary guarantees previously provided to the lenders under the facility.

During the year ended December 31, 2024, Agnico Eagle fully repaid the $600.0 million outstanding on its Term Loan Facility.

2020 Notes

On April 7, 2020, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the “2020 Notes”) with a weighted average maturity of 11 years and weighted average yield of 2.83%.

The following table sets out details of the individual series of the 2020 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$100,000	2.78%	4/7/2030
Series B	100,000	2.88%	4/7/2032
Total	$200,000

2018 Notes

On April 5, 2018, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the “2018 Notes”).

The following table sets out details of the individual series of the 2018 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$45,000	4.38%	4/5/2028
Series B	55,000	4.48%	4/5/2030
Series C	250,000	4.63%	4/5/2033
Total	$350,000

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

14.LONG-TERM DEBT (Continued)

2017 Notes

On June 29, 2017, the Company closed a $300.0 million private placement of guaranteed senior unsecured notes (the “2017 Notes”).

The following table sets out details of the individual series of the 2017 Notes:

	Principal	Interest Rate	Maturity Date
Series A	$40,000	4.42%	6/29/2025
Series B	100,000	4.64%	6/29/2027
Series C	150,000	4.74%	6/29/2029
Series D	10,000	4.89%	6/29/2032
Total	$300,000

2016 Notes

On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the “2016 Notes”). On June 30, 2023, the Company repaid $100.0 million of the Series A 4.54% Notes at maturity.

The following table sets out details of the remaining series of the 2016 Notes:

	Principal	Interest Rate	Maturity Date
Series B	$200,000	4.84%	6/30/2026
Series C	50,000	4.94%	6/30/2028
Total	$250,000

2015 Note

On September 30, 2015, the Company closed a private placement of a $50.0 million guaranteed senior unsecured note (the ”2015 Note”) with a September 30, 2025 maturity date and a yield of 4.15%.

2012 Notes

On July 24, 2012, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the ”2012 Notes “) and, together with the 2020 Notes, 2018 Notes, the 2017 Notes, the 2016 Notes and the 2015 Note, the “Notes”. The 2012 Notes consisted of a $100.0 million tranche of 4.87% notes due July 25, 2022 and a $100.0 million tranche of 5.02% notes due July 23, 2024.

On July 24, 2024, the Company repaid $100.0 million of 2012 Series B 5.02% notes at maturity. As at December 31, 2024, the principal amount of the 2012 Notes was fully repaid.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

14.LONG-TERM DEBT (Continued)

Covenants

Payment and performance of Agnico Eagle’s obligations under the Old Credit Facility, Term Loan Facility, and the Notes were guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the “Guarantors”). However, in connection with the Company’s entry into the Credit Facility on February 12, 2024, the subsidiary guarantees provided in connection with the Term Loan Facility and the Notes were released.

The Old Credit Facility contained, and the Credit Facility contains, customary covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

The Term Loan Facility contained covenants that limit the actions of the Company in the same manner and to the same extent as the existing limitations under the Credit Facility.

The note purchase agreements pursuant to which the Notes were issued (the “Note Purchase Agreements”) contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

The Credit Facility and Note Purchase Agreements also require, and the Term Loan Facility also required, the Company to maintain a total net debt to capitalization ratio below a specified maximum value and the Note Purchase Agreements require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value and, other than the 2018 and 2020 Notes, a minimum tangible net worth.

The Company was in compliance with all covenants contained in the Credit Facility, Old Credit Facility, Term Loan Facility and Note Purchase Agreements throughout the years-ended and as at December 31, 2024 and 2023.

Finance Costs

Total finance costs consist of the following:

	Year Ended December 31,
	2024	2023
Interest on Notes	$53,229	$57,192
Interest on Term Loan Facility	32,712	26,273
Interest on Credit Facilities	3,350	10,928
Credit Facilities fees	6,167	6,374
Amortization of credit and term loan financing and note issuance costs	3,845	3,290
Accretion expense on reclamation provisions	33,815	32,906
Interest on lease obligations and other interest expense (income)	(3,566)	(3,699)
Interest capitalized to assets under construction	(2,814)	(3,177)
Total finance costs	$126,738	$130,087

Borrowing costs were capitalized to assets under construction during the year ended December 31, 2024 at a weighted average capitalization rate of 1.41% (2023 — 1.28%).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

15.OTHER LIABILITIES

Other liabilities consist of the following:

	As at	As at
	December 31,	December 31,
	2024	2023
Committed subscription proceeds for San Nicolás project	$195,952	$229,950
Pension benefit obligations	51,793	56,255
Deferred income	34,888	24,046
Other	6,261	11,855
Total other liabilities	$288,894	$322,106

The committed subscription proceeds represent the minimum unavoidable obligation under the joint venture shareholders’ agreement between Agnico Eagle and Teck. During the year ended December 31, 2024, contributions of $16.3 million were recorded against the obligation (2023- $11.0 million). The current portion of the remaining obligation is recorded on the accounts payable and accrued liabilities line item of the consolidated financial statements (Note 11).

The Company provides pension and retirement programs for certain current and former senior officers, and eligible employees in Canada and Mexico, each of which are considered defined benefit plans under IAS 19 — Employee Benefits. The funded status of the plans are based on actuarial valuations performed as at December 31, 2024. The plans operate under similar regulatory frameworks and generally face similar risks.

Other Plans

In addition to its defined benefit pension plans, the Company maintains two defined contribution plans - the Basic Plan and the Supplemental Plan. Under the Basic Plan, Agnico Eagle contributes 5.0% of certain employees’ base employment compensation to a defined contribution plan. In 2024, $20.0 million (2023 — $20.0 million) was contributed to the Basic Plan. The Company also maintains the Supplemental Plan for designated executives at the level of Vice-President or above. The Company’s liability related to the Supplemental Plan is $11.8 million at December 31, 2024 (2023 — $10.7 million).

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

16.   EQUITY

Common Shares

The Company’s authorized share capital includes an unlimited number of common shares with no par value. As at December 31, 2024, Agnico Eagle’s issued common shares totaled 502,440,336 (December 31, 2023 – 497,970,524), of which 710,831 common shares are held in trusts as described below (2023 — 671,083).

The common shares held in trusts relate to the Company’s RSU plan, PSU plan and LTIP. The trusts have been evaluated under IFRS 10 - Consolidated Financial Statements and are consolidated in the accounts of the Company, with shares held in trust offset against the Company’s issued shares in its consolidated financial statements. The common shares purchased and held in trusts are excluded from the basic net income per share calculations until they have vested. All of the non-vested common shares held in trusts are included in the diluted net income per share calculations, unless the impact is anti-dilutive.

On April 29, 2024, the Company received approval from the TSX to renew its NCIB pursuant to which the Company may purchase up to $500.0 million of its common shares subject to a maximum of 5% of its issued and outstanding common shares. Under the NCIB, the Company may purchase its common shares on the open market, at its discretion, during the period commencing May 4, 2024 and ending on May 3, 2025. Purchases under the NCIB will be made through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.

During the year ended December 31, 2024, the Company repurchased and cancelled 1,749,086 common shares (2023 - 100,000) for aggregate consideration of $119.9 million (2023 - $4.8 million) at an average price of $68.54 (2023 - $47.74) under the NCIB. The book value of the cancelled shares was $64.9 million (2023 - $3.6 million) and was treated as a reduction to common share capital. The portion of the consideration paid for the repurchased shares in excess of their book value, $55.0 million (2023 - $1.2 million), was treated as a reduction from contributed surplus and retained earnings.

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding as at December 31, 2024 were exercised:

Common shares outstanding at December 31, 2024	501,729,505
Employee stock options	2,125,773
Common shares held in trusts in connection with the RSU plan (Note 17C), PSU plan (Note 17D) and LTIP	710,831
Total	504,566,109

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

16.   EQUITY (Continued)

Net Income Per Share

The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Year Ended December 31,
	2024	2023
Net income for the year - basic	$1,895,581	$1,941,307
Add: Dilutive impact of cash settling stock-based compensation	—	(4,736)
Net income for the year - diluted	1,895,581	1,936,571
Weighted average number of common shares outstanding — basic (in thousands)	499,904	488,723
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	567	1,174
Add: Dilutive impact of employee stock options	390	16
Weighted average number of common shares outstanding — diluted (in thousands)	500,861	489,913
Net income per share — basic	$3.79	$3.97
Net income per share — diluted	$3.78	$3.95

Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

For the year ended December 31, 2024, nil (2023 — 3,323,122) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

17.STOCK-BASED COMPENSATION

A)	Employee Stock Option Plan (“ESOP”)

The Company’s ESOP provides for the grant of stock options to directors, officers, employees and service providers to purchase common shares. Under the ESOP, stock options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of common shares that may be reserved for issuance to any one person pursuant to stock options (under the ESOP or otherwise), warrants, share purchase plans or other arrangements may not exceed 5.0% of the Company’s common shares issued and outstanding at the date of grant.

On April 24, 2021, the Compensation Committee of the Board adopted a policy pursuant to which stock options granted after that date have a maximum term of five years. In 2021, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP to 38,700,000 common shares.

Of the stock options granted under the ESOP, 25% vest within 30 days of the grant date and the remaining stock options vest in equal installments on the next three anniversary dates of the grant. Upon the exercise of stock options under the ESOP, the Company issues common shares from treasury to settle the obligation.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

17.STOCK-BASED COMPENSATION (Continued)

The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:

	Year Ended			Year Ended
	December 31, 2024			December 31, 2023
		Weighted			Weighted
	Number of	Average		Number of	Average
	Stock	Exercise		Stock	Exercise
	Options	Price		Options	Price
Outstanding, beginning of year	4,646,412	C$	77.54	4,976,636	C$	75.04
Granted	1,021,400		72.65	873,950		70.36
Exercised	(3,402,181)		79.34	(940,921)		57.68
Forfeited	(126,933)		76.81	(240,603)		78.03
Expired	(12,925)		74.90	(22,650)		71.95
Outstanding, end of year	2,125,773	C$	72.37	4,646,412	C$	77.54
Options exercisable, end of year	632,584	C$	76.15	2,950,555	C$	80.18

The average closing share price of Agnico Eagle’s common shares during the year ended December 31, 2024 was C$94.89 (2023 — C$68.94).

The weighted average grant date fair value of stock options granted in 2024 was C$13.85 (2023 — C$17.00). The following table sets out information about Agnico Eagle’s stock options outstanding and exercisable as at December 31, 2024:

	Stock Options Outstanding				Stock Options Exercisable
		Weighted				Weighted
		Average	Weighted			Average
		Remaining	Average			Remaining	Weighted
	Number	Contractual	Exercise		Number	Contractual	Average
Range of Exercise Prices	Outstanding	Life	Price		Exercisable	Life	Exercise Price
C$67.19 - C$72.65	1,904,223	3.13	C$	70.38	411,034	2.61	C$	68.94
C$79.98 - C$89.59	221,550	1.01		89.52	221,550	1.01		89.52
C$67.19 - C$89.59	2,125,773	2.91	C$	72.37	632,584	2.05	C$	76.15

The Company has reserved for issuance 2,125,773 common shares in the event that these stock options are exercised.

The number of common shares available for the grant of stock options under the ESOP as at December 31, 2024 was 2,137,825.

Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Year Ended
	December 31,
	2024	2023
Risk-free interest rate	4.11%	4.26%
Expected life of stock options (in years)	2.4	2.5
Expected volatility of Agnico Eagle’s share price	32.0%	36.0%
Expected dividend yield	3.0%	3.6%

The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

17.STOCK-BASED COMPENSATION (Continued)

Compensation expense related to the ESOP amounted to $10.3 million for the year ended December 31, 2024 (2023 — $12.1 million).

Subsequent to the year ended December 31, 2024, 873,464 stock options were granted under the ESOP, of which 218,366 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2030, vest in equal installments on each anniversary date of the grant over a three-year period.

B)Incentive Share Purchase Plan (“ISPP”)

In 2024, 801,645 common shares were subscribed for under the ISPP (2023 – 885,842) for a value of $55.5 million (2023 — $44.8 million). Eligible participants under the ISPP may contribute up to 10% of their basic annual salaries to subscribe for common shares of the Company and the Company will contribute an amount equal to 50.0% of each participant’s contribution. All common shares subscribed for under the ISPP are issued by the Company. In April 2024, the Company’s shareholders approved an increase in the maximum number of common shares reserved for issuance under the ISPP to 13,600,000 from 9,600,000 . As at December 31, 2024, Agnico Eagle has reserved for issuance 3,570,046 common shares(2023 — 371,691) under the ISPP.

The total compensation cost recognized in 2024 related to the ISPP was $18.5 million (2023 — $14.9 million).

C)RSU Plan

The Company offers a RSU plan for certain employees, directors and senior executives of the Company.

A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of equity and is amortized as compensation expense over the vesting period of up to three years.

The following table sets out activity with respect to the Company’s RSUs for the years ended December 31, 2024 and 2023:

	Year Ended		Year Ended
	December 31, 2024		December 31, 2023
		Weighted		Weighted
		Average		Average
	Number of	Grant Date	Number of	Grant Date
	units	Fair Value	units	Fair Value
Outstanding, beginning of year	1,023,648	$51.02	912,823	$56.28
Granted	527,623	53.27	599,004	54.50
Vested	(496,898)	47.47	(477,016)	65.37
Forfeited	(32,448)	51.82	(11,163)	55.34
Outstanding, end of year	1,021,925	$53.88	1,023,648	$51.02

In 2024, the Company funded the RSU plan by transferring $37.7 million (2023 — $32.0 million) to an employee benefit trust that then purchased common shares of the Company in the open market. The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

17.STOCK-BASED COMPENSATION (Continued)

Compensation expense related to the RSU plan was $30.4 million in 2024 (2023 — $38.1 million). Compensation expense related to the RSU plan is included in the production and general and administrative line items, as applicable, in the consolidated statements of income.

Subsequent to the year ended December 31, 2024, 415,465 RSUs were granted under the RSU plan.

D)PSU Plan

The Company offers a PSU plan for senior executives of the Company. PSUs are subject to vesting requirements over a three-year period based on specific performance measurements established by the Company. The PSUs are accounted for as cash-settled share-based liabilities. At each reporting date and on settlement, the share-based liabilities are remeasured, with changes in fair value recognized as share-based compensation expense in the period.

In 2024, 182,400 PSUs were granted (2023 — 154,000). The value of a PSU at the grant date approximates the market price of a common share of the Company on that date.

Compensation expense related to the PSU plan was $19.6 million in 2024 (2023 — $15.5 million). Compensation expense related to the PSU plan is included in the production and general and administrative line items, as applicable, in the consolidated statements of income.

Subsequent to the year ended December 31, 2024, 129,300 PSUs were granted under the PSU plan.

18.OTHER RESERVES

The following table sets out the movements in other reserves for the years ended December 31, 2024 and 2023:

	Equity	Cash flow
	securities	hedge
	reserve	reserve	Total
Balance at December 31, 2022	$(20,518)	$(8,488)	$(29,006)
Net change in cash flow hedge reserve	—	1,176	1,176
Transfer of net loss on disposal of equity securities to retained earnings	2,045	—	2,045
Net change in fair value of equity securities	(73,170)	—	(73,170)
Balance at December 31, 2023	$(91,643)	$(7,312)	$(98,955)
Net change in cash flow hedge reserve	—	1,176	1,176
Transfer of net gain on disposal of equity securities to retained earnings	(312)	—	(312)
Net change in fair value of equity securities	56,944	—	56,944
Balance at December 31, 2024	$(35,011)	$(6,136)	$(41,147)

The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the consolidated statements of income.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

19.REVENUES FROM MINING OPERATIONS AND TRADE RECEIVABLES

Agnico Eagle is a gold mining company with mining operations in Canada, Australia, Finland and Mexico. The Company earns a significant proportion of its revenues from the production and sale of gold. The remainder of revenue and cash flow is generated by the production and sale of by-product metals. The revenue from by-product metals is primarily generated by production at the LaRonde mine in Canada (silver, zinc and copper) and the Pinos Altos mine in Mexico (silver).

The cash flow and profitability of the Company’s operations are significantly affected by the market price of gold and, to a lesser extent, silver, zinc and copper. The prices of these metals can fluctuate significantly and are affected by numerous factors beyond the Company’s control.

During the year ended December 31, 2024, four customers each contributed more than 10.0% of total revenues from mining operations for a combined total of approximately 73.8% of revenues from mining operations. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

The following table sets out sales to individual customers that exceeded 10.0% of revenues from mining operations:

	Year Ended December 31,
	2024	2023
Customer 1	$1,718,298	$1,858,921
Customer 2	1,607,542	1,574,546
Customer 3	1,480,736	1,319,800
Customer 4	1,304,802	—
Total sales to customers exceeding 10.0% of revenues from mining operations	$6,111,378	$4,753,267
Percentage of total revenues from mining operations	73.8%	71.7%

Trade receivables are recognized once the transfer of control for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties. As at December 31, 2024, the Company had $7.6 million (December 31, 2023 — $8.1 million) in receivables relating to provisionally priced concentrate sales.

The Company has recognized the following amounts relating to revenue in the consolidated statements of income:

	Year Ended December 31,
	2024	2023
Revenue from contracts with customers	$8,285,815	$6,628,073
Provisional pricing adjustments on concentrate sales	(62)	(1,164)
Total revenues from mining operations	$8,285,753	$6,626,909

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

19.REVENUES FROM MINING OPERATIONS AND TRADE RECEIVABLES (Continued)

The following table sets out the disaggregation of revenue by metal:

	Year Ended December 31,
	2024	2023
Revenues from contracts with customers:
Gold	$8,170,356	$6,539,273
Silver	79,208	63,666
Zinc	3,937	6,557
Copper	32,314	18,577
Total revenues from contracts with customers	$8,285,815	$6,628,073

In 2024, precious metals (gold and silver) accounted for 99.6% of Agnico Eagle’s revenues from mining operations (2023– 99.6%). The remaining revenues from mining operations consisted of net by-product metal revenues from non-precious metals.

20.CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks: market risk (including interest rate risk, commodity price risk and foreign currency risk), credit risk and liquidity risk. The Company’s overall risk management policy is to support the delivery of the Company’s financial targets while minimizing the potential adverse effects on the Company’s performance.

Risk management is carried out by a centralized treasury department under policies approved by the Board. The Company’s financial activities are governed by policies and procedures and its financial risks are identified, measured and managed in accordance with its policies and risk tolerance.

A)	Market Risk

Market risk is the risk that changes in market factors, such as interest rates, commodity prices and foreign exchange rates, will affect the value of Agnico Eagle’s financial instruments. The Company can choose to either accept market risk or mitigate it through the use of derivatives and other economic hedging strategies.

i.Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations that have floating interest rates.

There is no significant impact on income before income and mining taxes or on equity of a 1.0% increase or decrease in interest rates as at December 31, 2024.

ii.Commodity Price Risk

a.Metal Prices

Agnico Eagle’s revenues from mining operations and net income are sensitive to metal prices. Changes in the market price of gold may be attributed to factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of by-product metals (silver, zinc and copper) may be attributed to factors such as demand and global mine production levels.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

20.CAPITAL AND FINANCIAL RISK MANAGEMENT (Continued)

In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no long-term forward gold sales. However, the policy does allow the Company to use other economic hedging strategies, where appropriate, to mitigate by-product metal pricing risks. The Company’s policy does not allow speculative trading. As at December 31, 2024, there were no metal derivative positions.

b.Fuel

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of its diesel fuel costs (see Note 21 for further details on the Company’s derivative financial instruments).

iii.Foreign Currency Risk

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian and Australian dollars, Euros, or Mexican pesos. This gives rise to significant foreign currency risk exposure. The Company enters into currency economic hedging transactions under the Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of non-US dollar denominated assets and liabilities into US dollars), which does not give rise to cash exposure. The Company’s foreign currency derivative financial instrument strategy includes (but is not limited to) the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes (see Note 21 for further details on the Company’s derivative financial instruments).

The following table sets out the translation impact, based on financial instruments in place as at December 31, 2024, on income before income and mining taxes and on equity for the year ended December 31, 2024 of a 10.0% weakening in the exchange rate of the US dollar relative to the Canadian dollar, Australian dollar, Euro and Mexican peso, with all other variables held constant. A 10.0% strengthening of the US dollar against the foreign currencies would have had the equal but opposite effect as at December 31, 2024.

Positive (negative) impact on
Income before Income and
Mining Taxes and on Equity
Canadian dollar	$(15,979)
Australian dollar	$(3,675)
Euro	$(4,734)
Mexican peso	$786

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

20.CAPITAL AND FINANCIAL RISK MANAGEMENT (Continued)

B)Credit Risk

Credit risk is the risk that a third party might fail to fulfill its obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments, trade receivables, loan receivable and certain derivative financial instruments. The Company holds its cash and cash equivalents and short-term investments in highly rated financial institutions which it believes results in a low level of credit risk. For trade receivables and derivative financial instruments, historical levels of default have been negligible, which the Company believes results in a low level of credit risk. The Company mitigates credit risk by dealing with what it believes to be credit-worthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The maximum exposure to credit risk is equal to the carrying amount of the instruments as follows:

	As at	As at
	December 31,	December 31,
	2024	2023
Cash and cash equivalents	$926,431	$338,648
Trade receivables (Notes 6, 8A and 19)	7,646	8,148
Fair value of derivative financial instruments (Notes 6 and 21)	1,348	50,786
Short-term investments (Note 8A)	7,306	10,199
Non-current loans receivable (Note 8B)	12,039	10,108
Total	$954,770	$417,889

C)Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company monitors its risk of a shortage of funds by monitoring its credit rating and projected cash flows taking into account the maturity dates of existing debt and other payables. The Company manages exposure to liquidity risk by maintaining cash balances, having access to undrawn credit facilities and access to public debt markets. Contractual maturities relating to lease obligations are set out in Note 13 and contractual maturities relating to long-term debt are set out in Note 14. Other financial liabilities have maturities within one year of December 31, 2024.

D)Capital Risk Management

The Company’s primary capital management objective is to maintain an optimal capital structure to support current and long-term business activities and to provide financial flexibility in order to maximize value for equity holders.

Agnico Eagle’s capital structure comprises a mix of lease financing, long-term debt and total equity as follows:

	As at	As at
	December 31,	December 31,
	2024	2023
Lease obligations (Note 13)	$139,226	$161,548
Long-term debt (Note 14)	1,142,956	1,843,086
Total equity	20,832,900	19,422,915
Total	$22,115,082	$21,427,549

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

20.CAPITAL AND FINANCIAL RISK MANAGEMENT (Continued)

The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the requirements of financial covenants. To effectively manage its capital requirements, Agnico Eagle has in place a rigorous planning, budgeting and forecasting process with the goal of ensuring it has the appropriate liquidity to meet its operating and growth objectives. The Company has the ability to adjust its capital structure by various means.

See Note 14 for details related to Agnico Eagle’s compliance with its long-term debt covenants.

E)Changes in liabilities arising from financing activities

	As at	Changes from			As at
	December 31,	Financing Cash	Foreign		December 31,
	2023	Flows	Exchange	Other(i)	2024
Long-term debt	$1,843,086	(703,544)	—	3,414	$1,142,956
Lease obligations	161,548	(47,319)	1,271	23,726	139,226
Total liabilities from financing activities	$2,004,634	(750,863)	1,271	27,140	$1,282,182

Note:

(i)	Includes the amortization of deferred financing costs on long-term debt reflected in finance costs and lease obligation additions.

21.DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management

The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso.

These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

As at December 31, 2024, the Company had outstanding derivative contracts related to $4,006.5 million of 2025 and 2026 expenditures (December 31, 2023 — $3,324.7 million). The Company recognized mark-to-market adjustments in the loss (gain) on derivative financial instruments line item in the consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.

The Company’s other foreign currency derivative strategies in 2024 and 2023 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for foreign currencies. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at December 31, 2024 or December 31, 2023. The call option premiums were recognized in the loss (gain) on derivative financial instruments line item in the consolidated statements of income.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

21.DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Commodity Price Risk Management

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Canadian operations’ diesel fuel exposure. There were derivative financial instruments outstanding as at December 31, 2024 relating to 28.0 million gallons of heating oil (December 31, 2023 — 15.0 million). The related mark-to-market adjustments prior to settlement were recognized in the loss (gain) on derivative financial instruments line item in the consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.

The following table sets out a summary of the amounts recognized in the loss (gain) on derivative financial instruments line item in the consolidated statements of income.

	Year Ended December 31,
	2024	2023
Premiums realized on written foreign exchange call options	$(1,735)	$(181)
Unrealized (gain) loss on warrants	(20,383)	11,198
Realized loss on currency and commodity derivatives	35,541	33,455
Unrealized loss (gain) on currency and commodity derivatives	142,396	(112,904)
Loss (gain) on derivative financial instruments	$155,819	$(68,432)

22.OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the consolidated statements of income:

	Year Ended December 31,
	2024	2023
Loss on disposal of property, plant and mine development (Note 9)	$37,669	$26,759
Interest income	(18,174)	(7,959)
Acquisition costs (Note 5)	—	21,503
Environmental remediation	14,719	2,712
Other	50,254	23,254
Total other expenses	$84,468	$66,269

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

23.SEGMENTED INFORMATION

The Company identifies its operating segments as those operations whose operating results are reviewed by the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, for the purpose of allocating resources and assessing performance. Each of the Company’s operating mines and significant projects are considered to be separate operating segments. Reportable operating segments represent more than 10.0% of the combined revenue from mining operations, income or loss or total assets of all operating segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed where the Company believes that the information is useful. The CODM also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development expenses and impairment losses and reversals) on a mine-by-mine basis. Revenues from mining operations and production costs for the reportable segments are reported net of intercompany transactions. Corporate and other assets and specific income and expense items are not allocated to reportable segments.

	Year Ended December 31, 2024
	Revenues from		Exploration and	Segment
	Mining	Production	Corporate	Income
	Operations	Costs	Development	(Loss)
LaRonde mine	$588,839	$(239,309)	$—	$349,530
LZ5	181,475	(80,186)	—	101,289
Canadian Malartic	1,492,313	(532,037)	—	960,276
Goldex	321,346	(129,977)	—	191,369
Meliadine	890,243	(350,280)	—	539,963
Meadowbank	1,178,132	(463,464)	—	714,668
Kittila	523,550	(227,334)	—	296,216
Detour Lake	1,582,974	(497,079)	—	1,085,895
Macassa	670,568	(201,371)	—	469,197
Fosterville	545,152	(147,045)	—	398,107
Pinos Altos	245,997	(168,231)	—	77,766
La India	65,164	(49,767)	—	15,397
Exploration	—	—	(219,610)	(219,610)
Segment totals	$8,285,753	$(3,086,080)	$(219,610)	$4,980,063
Total segments income				$4,980,063
Corporate and other:
Amortization of property, plant and mine development				(1,514,076)
General and administrative				(207,450)
Finance costs				(126,738)
Loss on derivative financial instruments				(155,819)
Foreign currency translation loss				(9,383)
Care and maintenance				(60,574)
Other expenses				(84,468)
Income before income and mining taxes				$2,821,555

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

23.SEGMENTED INFORMATION (Continued)

	Year Ended December 31, 2023
	Revenues from		Exploration and		Segment
	Mining	Production	Corporate	Impairment	Income
	Operations	Costs	Development	Loss	(Loss)
LaRonde mine	$483,065	$(218,020)	$—	$—	$265,045
LZ5	130,711	(81,624)	—	—	49,087
Canadian Malartic	1,124,480	(465,814)	—	—	658,666
Goldex	272,801	(112,022)	—	—	160,779
Meliadine	697,431	(343,650)	—	—	353,781
Meadowbank	858,209	(524,008)	—	—	334,201
Kittila	448,719	(205,857)	—	—	242,862
Detour Lake	1,262,839	(453,498)	—	—	809,341
Macassa	431,827	(155,046)	—	(675,000)	(398,219)
Fosterville	552,468	(131,298)	—	—	421,170
Pinos Altos	212,876	(145,936)	—	(112,000)	(45,060)
La India	151,483	(96,490)	—	—	54,993
Exploration	—	—	(215,781)	—	(215,781)
Segment totals	$6,626,909	$(2,933,263)	$(215,781)	$(787,000)	$2,690,865
Total segments income					$2,690,865
Corporate and other:
Amortization of property, plant and mine development					(1,491,771)
General and administrative					(208,451)
Finance costs					(130,087)
Gain on derivative financial instruments					68,432
Foreign currency translation gain					328
Care and maintenance					(47,392)
Revaluation gain					1,543,414
Other expenses					(66,269)
Income before income and mining taxes					$2,359,069

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

23.SEGMENTED INFORMATION (Continued)

The following table sets out revenues from mining operations by geographic area(i):

	Year Ended December 31,
	2024	2023
Canada	$6,905,890	$5,261,363
Australia	545,152	552,468
Finland	523,550	448,719
Mexico	311,161	364,359
Total revenues from mining operations	$8,285,753	$6,626,909

Note:

(i) Based on the location of the mine from which the product originated.

The following table sets out total assets by segment:

	Total Assets as at
	December 31,	December 31,
	2024	2023
LaRonde mine	$1,064,726	$1,031,331
LZ5	166,484	133,531
Canadian Malartic	6,833,320	6,898,179
Goldex	457,204	401,573
Meliadine	2,344,399	2,356,234
Meadowbank	1,343,936	1,346,911
Kittila	1,559,735	1,685,400
Detour Lake	9,730,258	9,353,435
Macassa	1,774,106	1,638,864
Fosterville	1,044,241	976,221
Pinos Altos	392,480	410,653
La India	94,806	113,736
Exploration	1,418,441	1,253,334
Corporate and other	1,762,882	1,085,547
Total assets	$29,987,018	$28,684,949

The following table sets out non-current assets by geographic area:

	As at December 31,	As at December 31,
	2024	2023
Canada	$23,803,520	$23,049,670
Australia	1,176,213	1,174,789
Finland	1,431,114	1,471,378
Mexico	747,392	774,154
Sweden	13,812	14,970
United States	9,686	8,836
Total non-current assets	$27,181,737	$26,493,797

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

23.SEGMENTED INFORMATION (Continued)

The following table sets out the carrying amount of goodwill by segment for the years ended December 31, 2024 and December 31, 2023:

			Canadian
			Malartic
	Detour	Macassa	Complex	Exploration	Total
Cost	$1,215,444	$420,887	$2,882,228	$60,000	$4,578,559
Accumulated impairment	—	(420,887)	—	—	(420,887)
Carrying amount	$1,215,444	$—	$2,882,228	$60,000	$4,157,672

The following table sets out capital expenditures by segment:

	Year Ended December 31,
	2024	2023
LaRonde mine	$127,613	$122,917
LZ5	48,593	38,930
Canadian Malartic	320,103	263,151
Goldex	69,884	87,001
Meliadine	173,770	191,011
Meadowbank	96,137	128,063
Kittila	79,259	82,301
Detour Lake	502,756	422,668
Macassa	170,783	146,259
Fosterville	90,041	87,439
Pinos Altos	31,836	36,498
La India	30	266
Exploration	103,180	27,316
Corporate and other	3,964	20,309
Total capital expenditures	$1,817,949	$1,654,129

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

24.IMPAIRMENT

Goodwill Impairment Tests

In the fourth quarter of 2024, the Company performed the annual goodwill impairment test as required by IAS 36. The estimated recoverable amount of each CGU was calculated under the fair value less costs to dispose (“FVLCD”) basis and compared to the carrying amount. The estimated recoverable amounts were calculated by discounting the estimated future net cash flows over the estimated life of the mine and, in certain circumstances, by reference to comparable market transactions. No impairment losses were recorded during the year ended December 31, 2024.

Macassa

The recoverable amount as at December 31, 2023 for the Macassa CGU was calculated to be less than the carrying amount and an impairment loss of $675.0 million ($594.0 million net of tax) was recognized, of which $420.9 million was recognized against goodwill and $254.1 million ($173.2 million net of tax) was recognized against property, plant and mine development costs. After giving effect to the impairment, the carrying value of the Macassa CGU was $1,595.3 million, as at December 31, 2023.

Impairment of Long Lived Assets

Recoverable amounts are determined under the FVLCD basis and are calculated by discounting the estimated future net cash flows of the respective mines and certain exploration projects within the respective CGUs. Certain mineralization outside of the discounted cashflow models is calculated by reference to comparable market transactions. The discounted cash flow approach uses significant unobservable inputs and is therefore considered a Level 3 fair value measurement under the fair value hierarchy. The key assumptions used in this assessment are consistent with the Company’s testing of goodwill impairment, as listed below.

Pinos Altos

In the fourth quarter of 2023, the Company determined that there was an indicator of impairment at the Pinos Altos CGU primarily due to an increase in its carrying value, increasing costs due to inflation, additional ground support required at the underground mine and the strengthening of the Mexican peso. The recoverable amount was calculated to be less than the carrying amount and an impairment loss of $112.0 million ($73.4 million net of tax) was recognized against the property, plant and mine development costs. After giving effect to the impairment, the carrying value of the Pinos Altos CGU was $299.5 million, as at December 31, 2023.

Key Assumptions

The determination of the recoverable amount within level 3 of the fair value hierarchy, includes the following key applicable assumptions:

●	Discount rates were based on each asset group’s weighted average cost of capital (“WACC”), of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on local government marketable bond yields as at the valuation date, the Company’s beta coefficient adjustment to the market equity risk premium based on the volatility of the Company’s return in relation to that of a comparable market portfolio, plus a size premium and Company-specific risk factors for each mine or project. Cost of debt was determined by applying an appropriate market indication of the Company’s borrowing capabilities and the corporate income tax rate applicable to each asset group’s jurisdiction;
●	Gold price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

24.IMPAIRMENT (Continued)

●	Foreign exchange estimates are based on a combination of currency forward curves and estimates that reflect the outlooks of major global financial institutions;
●	Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account management’s expected development plans;
●	Estimates of the fair value attributable to mineralization in excess of life of mine plans are based on various assumptions, including determination of the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where only limited economic study has been completed; and
●	Market participants may utilize a net asset value (“NAV”) multiple when companies trade at a market capitalization greater than the net present value (“NPV”) of their expected cash flows. The NAV multiple takes into account a variety of additional value factors such as the exploration potential of the mineral property to find and produce more metal than what is currently included in the cashflow model and the benefit of gold price optionality. The Company applied NAV multiples to the NPV of CGUs that it judged to be appropriate.

The range of key assumptions used in the impairment tests are summarized as set out below:

	As at December 31,
	2024	2023
Gold price per oz	$2,050 - $2,500	$1,750 - $1,950
WACC	6.3% - 9.0%	6.3% - 8.9%
NAV multiple	1.00x - 1.58x	1.00x - 1.66x
Foreign exchange rates	US$0.74:C$1.00 to US$0.78:C$1.00	US$0.77:C$1.00 to US$0.80:C$1.00
Inflation	2.0%	2.0%

25.INCOME AND MINING TAXES

Income and mining taxes expense is made up of the following components:

	Year Ended December 31,
	2024	2023
Current income and mining taxes	$712,129	$365,721
Deferred income and mining taxes:
Origination and reversal of temporary differences	213,845	52,041
Total income and mining taxes expense	$925,974	$417,762

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

25.INCOME AND MINING TAXES (Continued)

The income and mining taxes expense is different from the amount that would have been calculated by applying the Canadian statutory income tax rate as a result of the following:

	Year Ended December 31,
	2024	2023
Combined federal and composite provincial tax rates	26%	26%
Expected income tax expense at statutory income tax rate	$733,605	$613,358
Increase (decrease) in income and mining taxes resulting from:
Mining taxes	221,461	101,433
Impact of foreign tax rates and change in future tax rates	12,656	23,460
Permanent differences	(68,458)	(300,567)
Impact of foreign exchange on deferred income tax balances	35,341	(45,412)
Other	(8,631)	25,490
Total income and mining taxes expense	$925,974	$417,762

The following table sets out the components of Agnico Eagle’s net deferred income tax assets:

	As at	As at
	December 31, 2024	December 31, 2023
Mining properties	$12,023	$28,388
Mining taxes	5,086	6,098
Reclamation provisions and other liabilities	12,089	19,310
Total net deferred income tax assets	$29,198	$53,796

The following table sets out the components of Agnico Eagle’s deferred income and mining tax liabilities:

	As at	As at
	December 31, 2024	December 31, 2023
Mining properties	$5,850,988	$4,960,289
Net operating and capital loss carry forwards	—	(77,247)
Mining taxes	(423,505)	308,157
Reclamation provisions and other liabilities	(265,234)	(217,928)
Total deferred income and mining tax liabilities	$5,162,249	$4,973,271

Changes in net deferred tax assets and liabilities for the years ended December 31, 2024 and 2023 are as follows:

	As at	As at
	December 31, 2024	December 31, 2023
Net deferred income and mining tax liabilities - beginning of year	$4,919,475	$3,970,301
Income and mining tax impact recognized in net income	213,845	52,041
Income tax impact recognized in other comprehensive income and equity	(269)	984
Deferred income tax liability acquired on Yamana Transaction (Note 5)	—	896,149
Net deferred income and mining tax liabilities - end of year	$5,133,051	$4,919,475

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

25.INCOME AND MINING TAXES (Continued)

The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject, in the future, to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company’s business conducted within the country involved.

The deductible temporary differences in respect of which a deferred tax asset has not been recognized in the consolidated balance sheets are as follows:

	As at	As at
	December 31, 2024	December 31, 2023
Other deductible temporary differences	$1,262,999	$1,485,481

The Company has $11.1 million (2023 — $433.5 million) of taxable temporary differences associated with its investments in subsidiaries for which deferred income tax has not been recognized, as the Company is able to control the timing of the reversal of the taxable temporary differences and it is probable that they will not reverse in the foreseeable future.

The Company is subject to taxes in Canada, Australia, Finland and Mexico, each with varying statutes of limitations. Prior taxation years generally remain subject to examination by applicable taxation authorities.

The Company is within the scope of the OECD Pillar Two model rules. As at December 31, 2024, Pillar Two legislation has come into effect in some of the jurisdictions in which the Company’s entities are incorporated.

The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

Under the legislation, the Company is liable to pay a top-up tax for the difference between their Global Anti-Base Erosion effective tax rate per jurisdiction and the 15% minimum rate. No material top-up tax is payable for the Company for the December 31, 2024 fiscal year and no material top-up tax is expected for the fiscal years after December 31, 2024.

26.EMPLOYEE BENEFITS AND COMPENSATION OF KEY MANAGEMENT PERSONNEL

During the year ended December 31, 2024, employee benefits expense recognized in the consolidated statements of income was $1,345.0 million (2023 — $1,269.6 million). In 2024 and 2023, there were no material related party transactions other than compensation of key management personnel. Key management personnel include the members of the Board and the senior leadership team.

The following table sets out the compensation of key management personnel:

	Year Ended December 31,
	2024	2023
Salaries, short-term incentives and other benefits	$12,999	$14,273
Post-employment benefits	3,779	2,474
Share-based payments	24,943	28,355
Total	$41,721	$45,102

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

27.COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2024, the total amount of these guarantees was $1,035.6 million.

Certain of the Company’s properties are subject to royalty arrangements. Set out below are the Company’s most significant royalty arrangements related to operating mines:

●	The Company has a royalty agreement with the Finnish government relating to Kittila. Starting 12 months after Kittila’s operations commenced, the Company has been required to pay 2.0% net smelter return royalty, defined as revenue less processing costs.
●	The Company is committed to pay a royalty on production or metal sales from certain Canadian Malartic properties in Quebec, Canada. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 1.5% to 5.0%.
●	The Company is committed to pay a 5.0% net profits interest royalty on production from the Terrex property at LaRonde in Quebec, Canada.
●	The Company is committed to pay a 2.0% net smelter return royalty on the metal sales from the LaRonde Zone 5 mine in Quebec, Canada.
●	The Company is committed to pay a 1.2% net smelter return royalty on sales from Meliadine in Nunavut, Canada.
●	The Company is committed to two royalty arrangements on production from the Amaruq mine in Nunavut, Canada; a 1.4% net smelter return royalty and a 12.0% net profits interest royalty.
●	The Company is committed to three royalty arrangements on production from Hope Bay in Nunavut, Canada; two 1.0% net smelter return royalties and a 12.0% net profit interest royalty.
●	The Company is committed to pay a royalty on production from certain properties in Mexico. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 2.5% to 3.5% at Pinos Altos.
●	The Company is committed to various royalties on production from Macassa in Ontario, Canada. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 0.5% to 1.5%.
●	The Company is committed to various royalty arrangements at Detour Lake in Ontario, Canada, including a 0.5% and 2.0% net smelter return royalty on the gold sales and royalties based on gold price and annual revenues payable to relevant First Nations communities.
●	The Company is committed to two royalty agreements on gold sales from Fosterville in Victoria, Australia, comprising of a 2.0% net smelter return royalty and a 2.75% net smelter return royalty payable to the Victorian government.

The Company also has certain payments associated with First Nation collaboration agreements at LaRonde, Canadian Malartic, Detour Lake, Macassa, Upper Beaver and Fosterville.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

27.COMMITMENTS AND CONTINGENCIES (Continued)

The Company regularly enters into various earn-in and shareholder agreements, often with commitments to pay net smelter return and other royalties.

The Company had the following contractual commitments as at December 31, 2024, of which $172.2 million related to capital expenditures:

Contractual
Commitments
2025	$412,378
2026	34,126
2027	15,370
2028	5,137
2029	4,836
Thereafter	7,116
Total	$478,963

In addition to the above, the Company has $290.0 million of committed subscription proceeds related to the San Nicolás project (Note 5).

28.ONGOING LITIGATION

Kirkland

Effective as of February 8, 2022, the Company acquired all the issued and outstanding shares of Kirkland in the Merger. Kirkland had previously disclosed the existence of certain contingent liabilities relating to outstanding litigation matters involving Kirkland and/or its wholly owned subsidiaries, some of which were amalgamated as part of a pre-closing corporate reorganization completed in early February 2022. One litigation matter remained outstanding at the time of acquisition as described below.

Kirkland was the defendant in two putative class action complaints filed on June 29, 2020 and July 17, 2020 (and subsequently amended) in the United States District Court for the Southern District of New York (the “Court”). The complaints alleged that during the period from January 8, 2018 to November 25, 2019, Kirkland and Kirkland’s former chief executive officer violated the United States securities laws by misrepresenting or failing to disclose material information regarding Kirkland’s acquisition of Detour Gold Corporation, which closed in January 2020.

Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. On January 22, 2021, Kirkland filed a motion to dismiss. On September 30, 2021, the Court dismissed certain of the plaintiff’s claims against Kirkland. The parties subsequently carried out documentary and oral discoveries regarding the remaining claims, and the plaintiff filed for class certification in October 2023. The Court issued an order denying plaintiff’s motion for class certification on March 29, 2024. Defendants filed a motion for summary judgement, and that motion is fully briefed and pending before the Court. On April 14, 2024, the plaintiff applied to the United States Court of Appeals for the Second Circuit (“Second Circuit”) for permission to appeal the Court’s class certification decision. On September 12, 2024, the Second Circuit ordered that plaintiff’s application be held in abeyance pending the resolution of the previously-filed summary judgment motion by the Court. On December 13, 2024, the Court issued an order granting Kirkland’s motion for summary judgment. The plaintiff did not appeal this decision and accordingly, this litigation is now completed.

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

December 31, 2024

29.SUBSEQUENT EVENTS

Acquisition of O3 Mining Inc.

On January 23, 2025, the Company, indirectly through a wholly-owned subsidiary, took up and acquired 110,424,431 common shares (“O3 Shares”) of O3 Mining Inc. (“O3 Mining”) under the Company’s take-over bid for O3 Mining (the “O3 Offer”) for aggregate consideration of C$184.4 million. The Company also extended the O3 Offer until February 3, 2025 to allow remaining shareholders of O3 Mining to tender to the O3 Offer. The O3 Shares initially taken up represented approximately 94.1% of the outstanding O3 Shares on an undiluted basis. On February 3, 2025, the Company, indirectly through a wholly-owned subsidiary, took up and acquired an additional 4,360,803 O3 Shares during the extension period of the O3 Offer, resulting an aggregate of 114,785,237 O3 Shares being taken up and acquired under the O3 Offer, representing approximately 96.5% of the outstanding O3 Shares on an undiluted basis, for aggregate consideration of C$193.5 million. The Company also announced that O3 Mining and one of the Company’s wholly-owned subsidiaries would amalgamate under the OBCA, which will result in the Company owning 100% of the O3 Shares. The amalgamation is expected to close in the first quarter of 2025. The Company will report the financial statement impact of the acquisition in its interim financial statements for the first quarter ending March 31, 2025.

Dividends Declared

On February 13, 2025, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $200.7 million), payable on March 14, 2025 to holders of record of the common shares of the Company on February 28, 2025.